UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 8)

Contango ORE, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

210777F100
(CUSIP Number)

John B. Juneau c/o Contango ORE, Inc. 3700 Buffalo Speedway, Suite 925 Houston, Texas 77098 (713) 877-1311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210777F100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
John B. Juneau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
623,326 shares of Common Stock*
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH		0 shares of Common Stock
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER
573,326 shares of Common Stock**
	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
623,326 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.64%***
14	TYPE OF REPORTING PERSON
IN

* The shares of common stock, par value $0.01 per share (the “Common Stock”), of Contango ORE, Inc., a Delaware corporation (the “Issuer”), consist of (i) 281,192 shares of Common Stock, 50,000 of which are restricted shares of Common Stock, held directly by the reporting person, (ii) 96,534 shares of Common Stock held by Juneau Exploration, L.P., a Texas limited partnership (“JEX”), (iii) 147,234 shares of Common Stock held by J5D Enterprises, LP, a Texas limited partnership (“J5D”), and (iv) 98,366 shares of Common Stock held by AuCuAg Holdings, LLC, a Texas limited liability company (“AuCuAg”). As the sole manager of the general partner of JEX, the sole manager of the general partner of J5D, and the sole manager of AuCuAg, The reporting person has voting and dispositive power with respect to, and may be deemed to beneficially own, Common Stock held by such entities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

** Includes (i) 231,192 shares of Common Stock held by the reporting person and (ii) the shares held by JEX, J5D and AuCuAG described above.

*** Percentage of class calculated based on 7,217,368 total outstanding shares of Common Stock as of February 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the for the quarterly period ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on February 6, 2023.

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) supplements and amends the Statement on Schedule 13D filed on December 13, 2013 and amended on November 21, 2014 by Amendment No. 1 to Schedule 13D, on October 1, 2015 by Amendment No. 2 to Schedule 13D, on October 5, 2016 by Amendment No. 3 to Schedule 13D, on December 19, 2016 by Amendment No. 4 to Schedule 13D, on November 6, 2017 by Amendment No. 5 to Schedule 13D, on December 21, 2018 by Amendment No. 6 to Schedule 13D and on November 9, 2020 by Amendment No. 7 to Schedule 13D (collectively, the “Schedule 13D”). Capitalized terms used without definitions in this Amendment No. 8 shall have the respective meanings ascribed to them in the Schedule 13D. Responses to each item of this Amendment No. 8 are incorporated by reference into the response to each other item, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is supplemented and amended as follows:

Equity Awards

On January 1, 2020, the reporting person forfeited 20,140 shares of restricted stock owned by him with a vesting date of January 6, 2020 at price of $14.50 per share, in order to satisfy tax obligations.

On December 11, 2020, the Issuer issued to the reporting person 20,000 shares of restricted stock under the Contango ORE, Inc. Amended and Restated 2010 Equity Compensation Plan (as amended, from time to time, the “2010 Equity Compensation Plan”), subject to the terms of a Restricted Stock Award Agreement. The shares represented a grant of restricted stock which vested on January 1, 2023, subject to acceleration upon a change of control of the Issuer.

On November 11, 2021, the Issuer issued 15,000 shares of restricted stock to the reporting person, subject to the terms of a Restricted Stock Award Agreement. The shares represented a grant of restricted stock which vest on January 15, 2024, subject to acceleration upon a change of control of the Issuer.

On January 1, 2022, the reporting person forfeited 22,200 shares of restricted stock with a vesting date of January 1, 2022 at price of $25.60 per share, in order to satisfy tax obligations.

On December 16, 2022, the Issuer cancelled 20,000 shares of restricted stock owned by the reporting person, originally issued on December 11, 2020 with a vesting date of January 1, 2023. On the same day, the Issuer granted the reporting person 25,000 shares of restricted stock under the 2010 Equity Compensation Plan, subject to the terms of a Restricted Stock Award Agreement. The shares represented a grant of restricted stock which vest on January 15, 2025, subject to acceleration upon a change of control of the Issuer.

On February 7, 2023, the Issuer granted the reporting person 10,000 shares of restricted stock under the 2010 Equity Compensation Plan, subject to the terms of a Restricted Stock Award Agreement. The shares represented a grant of restricted stock which vest on January 15, 2025, subject to acceleration upon a change of control of the Issuer.

Market Transactions

On September 7, 2022, the reporting person purchased 7,500 shares of Common Stock at a price of $22.00 per share.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)  The reporting person beneficially owns an aggregate of 623,326 shares of Common Stock of the Issuer, which includes (i) 281,192 shares of Common Stock, 50,000 of which are restricted shares of Common Stock, held directly by the reporting person, (ii) 96,534 shares of Common Stock held by JEX, (iii) 147,234 shares of Common Stock held by J5D, and (iv) 98,366 shares of Common Stock held by AuCuAg. The reporting person is the sole manager of the general partner of JEX, is the sole manager of the general partner of J5D, and is the sole manager of AuCuAg. The reporting person shares the economic benefit of the shares of Common Stock of the Issuer held by JEX and J5D with the other respective limited partners of each of JEX and J5D. The reporting person, as the sole manager of AuCuAg, beneficially owns the reported securities indirectly, but disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. As a result, the reporting person may be deemed to be the beneficial owner of approximately 8.64% of the outstanding shares of Common Stock of the Issuer.

The percentage of this Item 5 is based on 7,217,368 total outstanding shares of Common Stock as of February 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the for the quarterly period ended December 31, 2022, filed with the SEC on February 6, 2023.

(b)  The reporting person has sole power to vote and direct the vote of 623,326 shares of Common Stock reported herein and the sole power to dispose and direct the disposition of 573,326 shares of Common Stock reported herein. Although the reporting person is not the sole owner of JEX or J5D or an owner of AuCuAg, the reporting person has sole power to vote and direct the vote and dispose and direct the disposition of 623,326 shares reported herein because the reporting person (i) holds the shares of Common Stock directly, (ii) is the sole manager of the general partner of JEX, (iii) is the sole manager of the general partner of J5D, and (iv) is the sole manager of AuCuAg.

(c)  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last sixty days by the Reporting Person, except as follows:

•
On December 16, 2022, the Issuer cancelled 20,000 shares of restricted stock owned by the reporting person, originally issued on December 11, 2020 with a vesting date of January 1, 2023. On December 16, 2022, the Issuer issued 25,000 shares of restricted stock to the reporting person with a vesting date of January 15, 2025. On February 7, 2023, the Issuer issued 10,000 shares of restricted stock to the reporting person with a vesting date of January 15, 2025.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the reporting person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2023	JOHN B. JUNEAU

/s/ John B. Juneau